UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 3, 2019: Euroseas Ltd. Announces Three Transformative Transactions Reducing its Cost of Capital and Significantly Expanding its Fleet: Refinancing of Two Vessels, Partial Redemption of the Majority of its Preferred Shares and Acquisition of Four Vessels.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next two succeeding paragraphs and the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 3, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Announces Three Transformative Transactions Reducing its Cost of Capital and Significantly Expanding its Fleet:

Refinancing of Two Vessels, Partial Redemption of the Majority of its Preferred Shares and Acquisition of Four Vessels

Maroussi, Athens, Greece – June 3, 2019 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, today announced its entry into three material transactions:

(i)

the refinancing of two of its vessels with simultaneous interest rate reduction for all other existing loans;

(ii)

the redemption of approximately 60% of its outstanding Series B Preferred Shares with simultaneous reduction of the dividend rate for the preferred shares remaining outstanding; and,

(iii)

the signing of memoranda of agreement to acquire four vessels for a combination of cash and common shares.

Euroseas believes that the combined effect of these transactions will be to reduce its interest and preferred dividend expenses by approximately $1.4 million per year as well as its overall leverage of combined debt and preferred equity.

The details of the transactions are as follows:

Refinancing of Two of the Company’s Vessels

Euroseas agreed to refinance two of its vessels in a transaction that freed up about $8 million of cash which together with approximately $3.7 million of its available cash will be used to redeem approximately $11.7 million of its series B Preferred Shares as described below. Following this refinancing, all of Euroseas’ existing vessels are financed by the same bank, which as part of the arrangement agreed to reduce the loan margin of the overall loan facility by 0.5%.

Redemption of Majority of Outstanding Series B Preferred Shares

The Series B Preferred Shares have an aggregate value of about $19.7 million as of March 31, 2019 and since January 2019, carried an annual dividend of 12% which is set to increase to 14% in January 2021. After the agreed upon redemption of $11.7 million, there will be $8 million face value of Series B Preferred Shares outstanding. In parallel with the redemption, the holders of the remaining Series B Preferred Shares agreed to reduce the annual dividend of the shares to 8% until January 2021.

Fleet expansion

Euroseas also announced that it signed memoranda of agreement to acquire four feeder containerships (subject to regulatory approval, including approval from NASDAQ) for a consideration that includes a cash payment of $15 million and issuance of approximately 22.5 million shares of common stock to the sellers. Euroseas intends to finance the cash portion of the acquisition price with bank debt which will be used to repay the existing indebtedness of the vessels with the sellers receiving only payment in Euroseas common shares.

The common shares to be issued to the sellers will represent approximately 64.3% of Euroseas’ outstanding common shares. The vessels are owned by affiliates of the Pittas family, controlled by the Company’s CEO. As a result, the transactions have been evaluated and approved by a special committee of independent members of the Euroseas Board of Directors. The newly acquired vessels will be delivered to the Company within the next two months.

The four vessels, M/V EM Hydra and EM Spetses, both 1,700 teu feeder containership built in 2005 and 2007, respectively, EM Kea, a 3,100 teu feeder containership built in 2007, and the M/V Diamantis P, a 2,008 teu feeder vessel built in 1998, represent a significant expansion of Euroseas’ fleet both in terms of units and value. After the acquisition of these four vessels which are currently chartered, Euroseas fleet will consist of 15 container vessels with all the vessels except for one being feeder containerships.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce today three transformative transactions for Euroseas. At first, the acquisition of the four vessels not only did it expand our fleet but also reduced its average age by 1.5 years. At the same time, this acquisition transaction underscores the belief of the main shareholders of Euroseas (including myself and the broader Pittas family) in the prospects of the sector, in general, and in Euroseas, in particular, as the main publicly listed consolidation platform for other feeder containership fleets as well. Thus, we were happy to contribute the vessels in exchange only for shares and replacement of existing debt of the vessels by debt arranged by Euroseas.”

“Secondly, the vessel refinancing and preferred stock redemption transactions achieve significant cost reductions for Euroseas. These two developments alone are expected to reduce our interest and preferred dividend expense by more than $1.4 million per year. We believe these latter two transactions highlight the support Euroseas enjoys with our banks and preferred shareholders.”

“Following these transactions, Euroseas becomes a larger, better capitalized company with a younger fleet. As mentioned in our earnings release last week, we remain optimistic about the prospects of the feeder containership markets due to favorable supply developments that would allow trade demand growth to get translated to better market rates, especially, when trade uncertainties related to the US-China trade tensions are resolved.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “After the announced transactions and on the basis of preliminary term sheets received for the debt portion of the four vessel acquisitions, we expect that our proforma debt as of March 31, 2019 would be around $57.5 million or about 58% of our total assets at market value, while our remaining preferred equity will represent about 8% of same resulting in an overall deleveraging of Euroseas.”

“It should be also noted that the redemption of the preferred equity, the reduction of its dividend rate until January 2021 and the reduction of our main bank’s margin along with the increase of the number of vessels in our fleet result in shaving about $450 per vessel per day from our daily cash flow breakeven level which is further reduced by about another $150 per vessel per day as our general and administrative expenses are spread over a larger number of vessels as well.“

Updated Fleet Profile

Including the four vessels agreed to be acquired, the Euroseas’ fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC ‘til Sep-19	$8,500
EM KEA	Feeder	42,165	3,100	2007	TC ‘til Mar-20	$9,700
EM ASTORIA	Feeder	35,600	2,788	2004	TC ‘til Aug-19	$9,650
EM CORFU	Feeder	34,654	2,556	2001	TC 'til Feb-20	$11,600
EM ATHENS	Feeder	32,350	2,506	2000	TC 'til Sep-19	$9,000
EM OINOUSSES	Feeder	32,350	2,506	2000	TC ‘til Dec-19	$8,700
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Sep-19	$12,000
DIAMANTIS P	Feeder	30,360	2,008	1998	TC ‘til Aug-19 then ‘til Jul-20	$7,500 $8,000
EM SPETSES	Feeder	23,224	1,740	2007	TC ‘til Feb-20	$7,000
EM HYDRA	Feeder	23,351	1,740	2005	TC ‘til Mar-20	$7,500
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Mar-20	$6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Sep-19	$7,300
NINOS	Feeder	18,253	1,169	1990	TC 'til Jul-19	$7,750
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Jul-19	$7,750
Total Container Carriers	15	457,732	34,071	19.1 yrs

The foregoing transactions remain subject to regulatory approval, including approval of the NASDAQ Stock Market.  Additional information regarding these transactions will be available in Form 6-K to be filed by Euroseas with the U.S. Securities and Exchange Commission.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

With the announced acquisitions Euroseas has a fleet of 15 vessels, including 14 Feeder containerships and 1 Intermediate Container carrier with cargo capacity of 34,071 teu.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Euroseas’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although Euroseas believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Euroseas’ control. Actual results (including the anticipated results of the transactions announced in this press release) may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships; competitive factors in the market in which Euroseas operates; risks associated with operations outside the United States; risks associated with related party transactions and other factors listed from time to time in Euroseas’ filings with the Securities and Exchange Commission. Euroseas expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit Euroseas’ website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis / Judit Csepregi President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

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